EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”)
16360 Park Ten Place, Suite 217, Houston, Texas 77084

Item 2	Date of Material Change

May 12, 2010

Item 3	News Release

Issued May 12, 2010 and distributed through the facilities of Canada NewsWire.

Item 4	Summary of Material Change

The Company announces that its Board of Directors has entered into an agreement with Eldorado Gold Corporation (“Eldorado”) pursuant to which Eldorado will acquire, by way of a court approved Plan of Arrangement, all the issued and outstanding shares of the Company and each share of the Company will be exchanged for 0.0675 of a share of Eldorado plus a share of a new exploration company created to hold certain of the Company’s existing assets.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Contact:	Mark E. Jones III, Chairman and CEO
Telephone:	(281) 579-3400

Item 9	Date of Report

May 12, 2010

May 12, 2010	Trading Symbol: BZO-TSX.V

Brazauro Resources Accepts Premium Offer From Eldorado Gold

Proposed Plan of Arrangement Valued at C$1.33 per Brazauro Share – a 92%
premium – plus the value of a new exploration company

HOUSTON, TX – Brazauro Resources Corp. (“Brazauro” or “the Company” TSX.V: BZO) today announced that its Board of Directors has entered into an agreement with Eldorado Gold Corporation (“Eldorado” TSX:ELD, AMEX:EGO) in which Eldorado would acquire, by way of a court approved Plan of Arrangement (“Arrangement”), all the issued and outstanding shares of Brazauro and each share of Brazauro will be exchanged for 0.0675 of a share of Eldorado plus a share of a new exploration company created to hold certain existing Brazauro assets for each Brazauro share.
At current market prices, the Eldorado offer values each Brazauro share at C$1.33 which represents a 92% premium over the May 11, 2010 closing price of Brazauro shares.
Through the transaction, Eldorado would acquire Brazauro’s flagship Tocantinzinho project as well as the Company’s Água Branca and Piranhas properties. Eldorado has had an option to purchase a majority interest in Tocantinzinho for the past two years and has been actively exploring the property.  The remaining exploration assets of Brazauro will become assets of a newly incorporated company and all holders of Brazauro shares, except Eldorado, would receive one share of the new company for each share held of Brazauro. In addition, Eldorado will provide C$10 million in funding to the new company upon the closing of the transaction.
All unexercised Brazauro options and warrants shall be exercisable for Eldorado shares on identical terms, adjusted in respect of exercise price and number, on the same exchange ratio being offered for the shares of Brazauro.
The proposed transaction was reviewed by a Special Committee of Independent Directors of Brazauro and by the Company’s full Board of Directors.  The Board has determined, based on, among other things, the advice of the Special Committee and a fairness opinion from BMO Capital Markets, that the Arrangement is fair to the Brazauro securityholders, is in the best interests of Brazauro and recommends that Brazauro securityholders accept the offer and vote in favor of the Plan of Arrangement that will complete the transaction.
“The Board believes that accepting this premium offer at this time is in the best interests of all Brazauro shareholders,” said Brazauro Chairman and CEO Mark Jones III. “The transaction allows our investors to extract significant value from their shares and to become shareholders of a larger and more liquid Eldorado now, while continuing to participate in the exploration potential of the new company.”
The Arrangement is subject to among other things, approval by holders of 66 2/3% of the Brazauro common shares, options and warrants voting as a single class and approval of a majority of Brazauro common shares, other than Eldorado, who vote at a special meeting of Brazauro securityholders called to approve the transaction.
Brazauro’s financial advisor is BMO Capital Markets and its legal advisor is Blake, Cassels & Graydon LLP in Canada and Shearman & Sterling LLP in the United States.

About Brazauro:

Brazauro Resources is an established and well-financed gold exploration company focused on high-potential properties in the Tapajós region of Brazil. As well as its most advanced property, Tocantinzinho, Brazauro is also actively exploring other properties including the nearby Bom Jardim, Piranhas, Agua Branca and Andorinhas projects. The Company’s shares are listed on the TSX Venture Exchange under the symbol BZO-V. Further information is available at www.brazauroresources.com

For further information, please contact:

Brazauro Resources Corporation

James Komadina
President and Chief Operating Officer
719-330-4477

Mark Jones III
Chairman and CEO
281-579-3400

Media contact:
John Lute
Lute & Company
416-929-5883

info@brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-Looking Statements

Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company's reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company's plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.